SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.             English translation of a letter dated February 12, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, February 12, 2020 Comisión Nacional de Valores

Dear Sirs,

RE: Telecom Argentina S.A.

Relevant Matter

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), with its registered office at Av. Alicia Moreau de Justo 50, City of Buenos Aires, in order to inform you that today, in connection with the financing proposal submitted on May 29, 2019 to the Inter-American Investment Corporation, acting on its own behalf and as agent of the Inter-American Development Bank (“IDB Invest”), as accepted by IDB Invest on such same date, for a total amount of up to US$300,000,000 (U.S. dollars three hundred million) in one or more tranches (as amended and/or modified, the “Financing”), the Company has received from IDB Invest two new disbursements under the Financing for (i) an amount of US$50,000,000 (U.S. dollars fifty million), whose last amortization date for the disbursed principal occurs on November 15, 2023; and (ii) an amount of US$75.000.000 (U.S. dollars seventy five million), whose last amortization date for the disbursed principal occurs on November 15, 2022.

The Financing’s proceeds will be used by the Company to finance its capital investments, including the deployment of the 4G network and the expansion of the Company’s broadband services.

Sincerely,

Telecom Argentina S.A.

/s/ Gabriel P. Blasi
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: February 12, 2020	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations